M.M. MEMBRADO, PLLC
115 EAST 57TH STREET • SUITE 1006 • NEW YORK, NEW YORK 10022                                              TELEPHONE: 646.486.9770 • TELEFAX: 646.486.9771

By EDGAR and Federal Express

                                                            January 31, 2007

Ms. Barbara C. Jacobs, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549

Re:     FindEx.com, Inc.
Form POS-AM Filed January 31, 2007
File No. 333-120665

Dear Ms. Jacobs:

    In connection with that certain registration statement on Form SB-2 of my client, Findex.com, Inc., originally declared effective on February 1, 2006, please note that a POS-AM filing relating thereto accompanies this correspondence.

    Thank you for your attention in this matter.

                                                            Very truly yours,
                                                            M.M. MEMBRADO, PLLC

                                                            /s/ Michael M. Membrado

                                                            Michael M. Membrado

    MMM/ns
    Encl.